Mail Stop 4561
									September 16, 2005

Mr. Harry P. Beugelink
Master Distribution Systems, Inc.
6224 Arctic Loon Way
Rocklin, CA 95765

      Re:	Master Distribution Systems, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 0-32765

Dear Mr. Beugelink:

      We have reviewed your response letter dated August 26, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
In
some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Balance Sheet, page F-2

1. We note your response to our original comment number one and the
Form 8-K/A filed September 12, 2005, which states that the IG
Wizard,
Inc. ("IGW") transaction was consummated and the closing occurred on
March 17, 2005, but with an effective date of December 31, 2004. However, the disclosure goes on to state that IGW was accounted for as a subsidiary of the Registrant with discontinued operations from
December 31, 2004 through the date of the closing. Further, based upon the stock purchase agreement filed as exhibit 2.2, it appears that the transaction was subject to termination through the date of closing. In light of these factors, please clarify whether IGW was in fact considered a subsidiary through the closing date of March 17,
2005. Please refer to paragraph 46 of SFAS 144 regarding the reporting of long-lived assets classified as held for sale. It is not clear to us how paragraph 141 of CON 6 supports your conclusions.

Statement of Operations, page F-3
2. We note your response to our original comment number two. As noted above, based upon the IGW stock purchase agreement filed as exhibit 2.2 to the Form 8-K/A filed September 12, 2005, it appears that the transaction was subject to termination through the date of closing. As such, it appears that the closing date represents the actual date of sale. In light of this, please tell us how you considered SFAS 144 in determining it was appropriate to recognize the gain on the sale as of December 31, 2004. Please disclose to us your calculation of the gain on the sale, including the amount of the loss of IGW that OFG Europacific Ltd. agreed to assume.

Note 1 - Summary of Significant Accounting Policies, page 14

3. We note your response to our original comment number three that you relied on SAB Topic 4D in considering all shares issued for nominal value as issued and outstanding from inception for purposes of the weighted average shares outstanding during 2003 and 2004 for purposes of the earnings (loss) per common share calculation. Topic
4D relates specifically to earnings per share computations in initial public offerings and therefore does not appear to be applicable. Please advise us of the specific facts and circumstances that you relied upon in determining that Topic 4D was applicable to both the shares issued at par value and the shares returned to the company.
4. We note your response to our original comment number four that you relied upon SAB Topic 5G in assigning a value to the dealership reseller rights received in exchange for common stock. Topic 5G addresses transfers of nonmonetary assets to a company by its shareholders in exchange for stock prior to or at the time of the company`s initial public offering. Please disclose to us the specific facts and circumstances that you relied upon in determining that Topic 5G was applicable to your acquisition of the dealership reseller rights.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Item 3 - Controls and Procedures, page 13

5. Please revise to clarify, if true, that the certifying officer found the disclosure controls and procedures to be effective as of the end of the period covered by the report, as required under Item
307 of Regulation S-B.

Item 6 - Exhibits and Reports on Form 8-K, page 14

6. Please revise the certifications included as exhibits 31.1 and
31.2 to conform to the wording presented in Item 601(b)(31) of Regulation S-B. Refer to Management`s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange
Act Periodic Reports, SEC Release No. 33-8392, available on our website at <http://www.sec.gov/rules/final/33-8392.htm> for guidance.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Harry P. Beugelink
Master Distribution Systems, Inc.
September 16, 2005
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